FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of July 29, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing General Shareholders Meeting approves delisting of Tenaris’s shares from the Buenos Aires stock exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

General Shareholders Meeting approves delisting of Tenaris’s shares from the Buenos Aires stock exchange

Luxembourg, July 29, 2019 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that its General Shareholders Meeting has approved the delisting of the Company’s shares from the Buenos Aires stock exchange, Bolsas y Mercados Argentinos S.A. (“BYMA”), through a voluntarily withdrawal from listing pursuant to Article 32, clause c), Section VIII, Chapter II of Title III of the rules (Normas) of the Argentine National Securities Commission (Comisión Nacional de Valores, or “CNV”), which permits the Company to delist from BYMA without making a delisting public tender offer.

The Company will file its request with the CNV to voluntarily withdraw its shares from listing on BYMA within the applicable term provided in the above referred statute. Once the delisting of the Company’s shares from BYMA is authorized, the Company will inform the respective terms of the Selling Facility and the Migration Facility announced in its June 11, 2019 press release and the conditions and requirements for shareholders holding their shares through the global depositary and custodian for the Argentine stock market, Caja de Valores S.A. (“CVSA”), to avail themselves of such facilities through an “Hecho Relevante” announcement in Argentina in accordance with applicable CNV Rules.

Shareholders holding shares through CVSA on June 11, 2019 who were absent from the General Shareholders Meeting may exercise the right under article 22 of the Company’s articles of association (”Appraisal Right”) to have such shares repurchased by the Company at the arithmetic average of the closing Argentine peso sale price per share as reported by BYMA for the ninety (90) calendar-day period immediately preceding the date of the General Shareholders Meeting, which equals ARS 566.55 (five hundred and sixty-six Argentine pesos with fifty-five cents) per share. Holders of shares or ADSs held through the clearing systems for any other stock exchanges are not entitled to Appraisal Rights. Any person who, at any time on or after June 11, 2019, either acquired any Company shares through CVSA, or migrated to CVSA any Company shares from the clearing systems for any of the other stock exchanges, is not entitled to claim or exercise any Appraisal Rights with respect to such shares. Appraisal Rights are non-transferrable. Any and all rights to claim or exercise Appraisal Rights with respect to any shares held through CVSA that, at any time on or after June 11, 2019, were either sold or otherwise transferred, or were migrated to the clearing systems for any other stock exchanges, are forfeited.

Qualifying shareholders wishing to exercise Appraisal Rights may do so from July 30, 2019 to (and including) August 29, 2019. Details on the proceeding and the conditions and requirements for qualifying shareholders to exercise Appraisal Rights will be informed through an “Hecho Relevante” announcement in Argentina in accordance with applicable CNV Rules.

Based on the total amount of Tenaris shares held through CVSA at the close of trading on July 26, 2019 (excluding those shares that are held by Deutsche Bank as depositary under the Company’s ADS facility), the Company estimates that the maximum number of shares potentially eligible for Appraisal Rights should not exceed 16,735,783 (sixteen million seven hundred thirty-five thousand seven hundred eighty-three) shares, or approximately 1.4% of Tenaris’s total issued and outstanding capital stock. If all holders of such potentially eligible shares were to exercise Appraisal Rights, the maximum amount payable by the Company would not exceed of ARS 9.5 billion, which, at the ARS/USD exchange rate as of the close of business on July 29, 2019, equals USD 218.7 million.

The repurchase of qualifying shares in connection with any exercise of Appraisal Rights will be consummated on the date that is 180 days from the date of the General Shareholders Meeting, i.e., on January 24, 2020. The repurchase price for such shares will be paid in Argentine pesos, and the Company will not be required to pay any interest or any other additional amounts on or with respect to such repurchase price.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.